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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70472

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021   AND ENDING   12/31/2021
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PureStream, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

   10 EAST 53RD ST   18TH FLOOR
_____
                                        (No. and Street)

   NEW YORK   NY   10022
_____
                (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Brown   917-696-8331   sbrown@compliance-risk.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 Raich Ende Malter & Co. LLP
_____
                          (Name – if individual, state last, first, and middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

6/23/2004   #50
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Armando Diaz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PureStream, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

New Jersey Public Notary
Lanissa A. Franklin
commission # 50119490
Exp: Jan 6,2025

Signature: [signature]

Title: CEO

[signature]
Notary Public 3-2-2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PureStream, LLC

Statement of Financial Condition
with Report of Independent
Registered Public Accounting Firm

December 31, 2021

Filed as a Public Document in accordance with Rule 17a-5(e)(3)
of the Securities Exchange Act of 1934

PureStream, LLC
Table of Contents



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Purestream, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PureStream LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PureStream LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PureStream LLC's management. Our responsibility is to express an opinion on PureStream LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PureStream LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Purestream, LLC's auditor since 2021.
New York, New York
February 28, 2022

PrimeGlobal | An Association of Independent Accounting Firms

1

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$5,568,430
Accounts receivable	40,718
Deposit with clearing broker	1,000,000
Other assets	120,633
TOTAL ASSETS	$6,729,781

LIABILITIES

Accounts Payable	$918,474
Other Liabilities and Accrued expenses	250,000
Due to Member	5,139
TOTAL LIABILITIES	$1,173,613

MEMBER'S EQUITY	5,556,168
TOTAL LIABILITIES AND MEMBER'S EQUITY	$6,729,781

The accompanying notes are an integral part of this financial statement.

1. **ORGANIZATION AND NATURE OF BUSINESS**

PureStream, LLC (the "Company") is a Delaware single member LLC formed on October 17, 2019. The Company is an agency broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is wholly owned by PureStream Trading Technologies Inc. (the "Parent"/"Member").

The Company, pursuant to Regulation ATS and Regulation ATS NMS, is the broker-dealer operator of the PureStream alternative trading system (the "ATS" or "PURE ATS"). The PURE ATS executes trades on an agency only basis in NMS equity securities for its broker-dealer subscribers. The Company generates transaction fees for facilitating trading on the PURE ATS. The Company received regulatory approval to commence its broker dealer operations on March 15, 2021 and began operating the PURE ATS August 2021.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The preparation of this financial statement is on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a single member limited liability company, wholly owned by PureStream Trading Technologies Inc., a C-corporation, the Company is deemed a disregarded entity not subject to U.S. Federal income taxes. Taxable income or loss of the Company is therefore allocated to its Member and included in the income tax returns filed by its Parent. Uncertainties in income taxes are provided for under the provisions of FASB ASC 740, "Accounting for Uncertainty in Income Taxes." The ASC establishes guidance on uncertain tax positions using a threshold approach. For the year ended December 31, 2021, the Company had no material unrecognized tax and no uncertain tax positions. As such no related reserves or disclosures are included in the Company's statement of financial condition. In accordance with ASU No. 2019-12, the Company has not included deferred tax assets and liabilities in the Statement of Financial Condition.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing Broker Dealer and are reversed when the cash is received. The accounts receivable balance at December 31, 2021 was $40,718. This consists of PURE ATS commission income receivable. There were no accounts receivable balances at December 31, 2020.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivables) and are reversed when either it becomes a receivable, or the cash is received. Contract assets are reported in the statement of financial condition. As of December 31, 2021, there were no unbilled receivables and no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2021, there were no contract liabilities.

Allowance for credit losses of trade receivable balances is regularly evaluated and a determination is made based on a combination of factors such as subscriber's creditworthiness, past transaction history with the subscriber, and other factors deemed relevant. Changes to such allowance would be reflected in accordance with ASU No. 2016-13. There were no credit losses incurred in 2021 and no allowance for expected credit losses was established. At December 31, 2021, the Company believes that all of its trade receivable balances will be collected.

Lease

The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Member entered into a sub-lease agreement on March 22, 2021, for a one-year term which expires on April 25, 2022 and for which the Company pays the related rent.

Equipment

Computer equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over its estimated useful life of the asset, which is five years. At December 31, 2021 computer equipment of $4,874 is reflected in other assets on the statement of financial condition and $619 of depreciation is in other expenses on the statement of operations.

3. **DEPOSIT WITH CLEARING BROKER**

The Company has $1,000,000 on deposit with its clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company's or a counterparty's failure to fulfill certain contractual obligations. No such losses occurred in 2021.

4. **CONCENTRATION OF CREDIT RISK**

Credit Risk - The Company is subject to credit risk should the ATS's subscribing broker-dealers become unable to pay the amount receivable as reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance by these counterparties.

Cash and Cash Equivalents - The Company had a cash balance of $5,568,430 as of December 31, 2021, which is maintained in one banking institution and which at times may exceed federally insured limits. The Company has not experienced any losses in this account. The Company does not believe the banking institution poses significant credit risk on its cash. However, the Company's cash balance exceeds the federally insured limit by $5,318,430.

The Company considers all short-term investments purchased with an original maturity of three months or less as well as money market funds to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

5. **COMMITMENTS AND CONTINGENCIES**

The Company is exposed to unasserted potential claims encountered in the normal course of business. The Company has no litigation in progress at December 31, 2021. In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not paid any prior claims or losses pursuant to these contracts and expects the risk of losses to be remote.

6. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement in place with its Parent, which allows the Parent to act as paymaster for centrally processed expenses and provides for a cost methodology to be employed, if necessary, for expenses deemed shared. The Parent paid expenses on behalf of the Company and the Company reimbursed the Parent for such expenses.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness except for the first 12 months of its operations in which case it is 12.5% of aggregate indebtedness. Rule 15c3-1 further stipulates aggregate indebtedness of broker-dealers operating within its first 12 months, not exceed 8:1 of its net capital. At December 31, 2021, the Company had net capital of $5,294,817 which was $5,148,115 in excess of the amount required of $146,702. The ratio of aggregate indebtedness to net capital was 22.17%. A portion of the clearing deposit account is considered an allowable asset in the computation of net capital pursuant to an agreement between the Company and the clearing broker and in compliance with SEA Rule 15c3-1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

8. **CONTINUING OPERATIONS**

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss for the year ended December 31, 2021. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

9. **RISK AND UNCERTAINTIES**

COVID-19 continues to follow a pattern of seasonality with intermittent waves of increased positivity and emergence of new variants creating continued uncertainty surrounding future impacts of the virus to financial markets and the financial services industry. The Company, however, has determined there is no immediate and measurable impact to the Statement of Financial Condition and therefore no adjustments have been made.

10. **SUBSEQUENT EVENTS**

The possibility of subsequent events impacting the Company's Statement of Financial Condition have been evaluated by the management of the Company through February 28, 2022, the date the financial statement was issued. The Company has determined there are no material events requiring disclosure in the Company's Statement of Financial Condition.